Rajan Parmeswar, CPA Vice President, Controller, and Chief Accounting Officer

ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8968 151 Farmington Avenue, RT21 Hartford, CT 06156

VIA EDGAR CORRESP

April 25, 2011

Mr. Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 filed February 25, 2011
File No. 001-16095

Dear Mr. Rodriguez,

This letter is in response to your correspondence dated April 19, 2011 concerning Aetna Inc.'s Form 10-K for the year ended December 31, 2010.  In that letter, you requested that we respond to the comments within ten business days or advise the Staff when we will respond.  As directed by Mr. Mark Brunhofer of your office, we respectfully request a ten business day extension of the original due date requested by the Staff in order to allow us to prepare a complete response to the Staff's comments.  We anticipate our response will be submitted to your office no later than May 17, 2011.

Sincerely,

/s/ Rajan Parmeswar